

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2021

Hong Zhida
Chief Executive Officer
Addentax Group Corp.
Kingkey 100, Block A, Room 5403
Luohu District, Shenzhen City, China 518000

> **Re: Addentax Group Corp.**
> **Amendment No. 12 to Registration Statement on Form S-1**
> **Filed September 16, 2021**
> **File No. 333-230943**

Dear Mr. Zhida:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 1, 2021 letter.

Amendment No. 12 to Registration Statement on Form S-1 Filed September 16, 2021

Cover Page

1. We note your response to comment 1 and we reissue it in part. Please revise to note the risks associated with being based in or having the majority of your operations in China and that these risks could case the value of your securities to significantly decline or be worthless. Also, please revise to address how recent statements and regulatory actions by China's government, such as those related to data security or anti-monopoly concerns, has or may impact your ability to conduct your business, accept foreign investments or list on an U.S. or other foreign exchange.

2. We note your response to comment 2 and reissue it in part. Please revise your cover page to state that you are not a Chinese operating company. Also, please disclose that investors

may never directly hold equity interests in your Chinese operating entities. Your disclosure should acknowledge, if true, that Chinese regulatory authorities could disallow your operating structure, which would likely result in a material change in your operations and/or the value of your common stock, including that it could cause the value of such securities to significantly decline or become worthless.

Summary, page 2

3.   Please revise to clearly disclose how you will refer to your subsidiaries. We note defined terms for your subsidiaries throughout your prospectus, including in your Risk Factors, Current Business, and Business sections. For example, the defined term for Qianhai Yingxi Textile & Garments Co., Ltd., which you refer to as your WFOE, first appears on page 17. Further, please also define the term "WFOE" so that investors can understand this reference. Please revise so that the defined terms for all of your subsidiaries appear in the Summary section in the first instance.

4.   We note your response to comment 4 and reissue it in part. Please revise to include specific cross-references between the risks discussed in your Risk Factor Summary and the more detailed risks discussed in the Risk Factors section. Also, please revise both sections to specifically discuss the risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice.

5.   We note your revised disclosure in response to our prior comment 5 and your disclosure on page 17 that, based on the advice of PRC counsel, you believe that CSRC approval is not required for this offering, given that the CSRC currently has not issued any definitive rule or interpretation concerning whether "offerings like ours" are subject to the regulation. Please revise to explain what is meant by "offerings like ours." Please discuss any efforts you have undertaken to determine whether approval is required, and explain why you believe it is appropriate to move forward with this offering without a definitive answer to the question of approval.

6.   We note your response to our prior comment 6. Please also quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and the direction of transfer.

Our Corporate Structure, page 3

7.   Please revise to indicate the percentage ownership of the public shareholders and other shareholders in Addentax Group Corp., following the offering.

Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Lawrence Venick